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EXHIBIT 99.2

        The following condensed operating financial data reflects our quarterly operating results for the last eight consecutive quarters. We made certain reclassifications to prior balances to conform to the current presentation.

QWEST COMMUNICATIONS INTERNATIONAL INC.
QUARTERLY CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	2004				2003
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	(Dollars in millions)
Operating revenue	$3,437	$3,449	$3,442	$3,481	$3,498	$3,570	$3,596	$3,624
Operating expenses:
Cost of sales:
Facility costs	688	771	721	683	731	1,162	712	723
Network costs	94	110	95	78	103	108	96	90
Employee-related	397	437	443	457	459	466	442	447
Other non-employee costs	223	230	227	236	250	226	225	215

Total costs of sale	1,402	1,548	1,486	1,454	1,543	1,962	1,475	1,475
SG&A:
Property and other taxes	78	112	115	81	97	114	115	126
Bad debt	49	39	13	93	61	70	72	100
Restructuring	54	2	127	15	47	37	16	13
Employee-related	408	406	428	463	409	423	466	478
Other non-employee costs	481	702	803	502	634	461	486	465

Total SG&A	1,070	1,261	1,486	1,154	1,248	1,105	1,155	1,182
Depreciation & amortization	783	779	784	777	798	796	789	784
Impairments & other	36	34	43	—	—	230	—	—

Total operating expenses	3,291	3,622	3,799	3,385	3,589	4,093	3,419	3,441

Operating income (loss)	146	(173)	(357)	96	(91)	(523)	177	183
Other expense (income):
Interest expense—net	366	374	394	397	436	437	444	440
Other—net	(54)	40	(111)	12	(37)	(18)	(63)	(61)

Total other expense (income)	312	414	283	409	399	419	381	379
Income tax benefit (expense)	27	18	(136)	3	108	256	79	76

Loss from continuing operations	(139)	(569)	(776)	(310)	(382)	(686)	(125)	(120)
Discontinued operations—net	—	—	—	—	(25)	2,517	61	66
Cumulative effect of accounting changes—net	—	—	—	—	—	—	—	206

Net income (loss)	$(139)	$(569)	$(776)	$(310)	$(407)	$1,831	$(64)	$152

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QWEST COMMUNICATIONS INTERNATIONAL INC. QUARTERLY CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)